                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*
                             (Amendment No. )



                                  LESCO, INC.
                               ----------------
                               (Name of Issuer)


                        Common Stock, without par value
                        (Title of Class of Securities)


                                   526872106
                                (CUSIP Number)


                                   COPY TO:
                                Faith Pengelly
                     J O Hambro Capital Management Limited
                                 10 Park Place
                           London SW1A 1LP, England
                              011-44-171-222-2020
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                March 29, 2000
           (Date of Events which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         -----------------       SCHEDULE 13D               ------------------
CUSIP NO.  526872106                                        Page 2 of 86 Pages
         -----------------                                  ------------------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSONS
      S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      J O Hambro Capital Management Limited
      No IRS Identification Number
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

      WC
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                              [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      England
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             1,349,250
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH
                          1,349,250
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      1,349,250
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                         [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.9%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      IA, CO
------------------------------------------------------------------------------

         -----------------       SCHEDULE 13D               ------------------
CUSIP NO.  526872106                                        Page 3 of 86 Pages
         -----------------                                  ------------------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      J O Hambro Capital Management (Holdings) Limited
      No IRS Identification Number
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

      WC
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                              [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      England
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             1,349,250
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH
                          1,349,250
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      259,080
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                         [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.9%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      IA, CO
------------------------------------------------------------------------------

         -----------------       SCHEDULE 13D               ------------------
CUSIP NO.  526872106                                        Page 4 of 86 Pages
         -----------------                                  ------------------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      J O Growth Financial Services Limited
      No IRS Identification Number
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

      WC
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                              [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      England
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             725,000
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH
                          725,000
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      725,000
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                         [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.6%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      CO
------------------------------------------------------------------------------

         -----------------       SCHEDULE 13D               ------------------
CUSIP NO.  526872106                                        Page 5 of 86 Pages
         -----------------                                  ------------------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      North Atlantic Smaller Companies Investment Trust plc
      No IRS Identification Number
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

      WC
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                              [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      England
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             725,000
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH
                          725,000
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      725,000
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                         [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.6%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      IV, CO
------------------------------------------------------------------------------

----------------------                                 ------------------------
 CUSIP NO. 526872106             SCHEDULE 13D           Page 6 of 86 Pages
----------------------                                 ------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      American Opportunity Trust plc
      No IRS Identification Number

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4.
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                 [_]
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          125,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          125,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.
      125,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.                                                                       [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      1.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14.
      IV, CO
------------------------------------------------------------------------------

----------------------                                 ------------------------
 CUSIP NO. 526872106             SCHEDULE 13D           Page 7 of 86 Pages
----------------------                                 ------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Christopher Harwood Bernard Mills
      No IRS Identification Number

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4.
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM  2(d) or 2(e)                                                [_]
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.
                          1,349,250
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                          1,349,250
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.
      259,080

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.                                                                        [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      15.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14.
      IN
------------------------------------------------------------------------------

----------------------                                 ------------------------
 CUSIP NO. 526872106             SCHEDULE 13D           Page 8 of 86 Pages
----------------------                                 ------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Oryx International Growth Fund Limited
      No IRS Identification Number

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4.
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                 [_]
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      Guernsey (Channel Islands)
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.
                          100,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                          100,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.
      100,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.                                                                        [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      1.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14.
      IV, CO
------------------------------------------------------------------------------

----------------------                                 ------------------------
 CUSIP NO. 526872106             SCHEDULE 13D           Page 9 of 86 Pages
----------------------                                 ------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Consulta (Channel Islands) Limited
      No IRS Identification Number

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4.
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                 [_]
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      Guernsey (Channel Islands)
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.
                          100,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                          100,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.
      100,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.                                                                        [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      1.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14.
      IA, CO
------------------------------------------------------------------------------

-------------------------                            ---------------------------
 CUSIP NO. 526872106             SCHEDULE 13D          Page 10 of 86 Pages
-------------------------                            ---------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Trident North Atlantic Fund
      No IRS Identification Number

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4.
         WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]                                          [_]
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      Cayman Islands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.
                          50,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                          50,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.
      50,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.                                                                     [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      0.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14.
      IV, CO
------------------------------------------------------------------------------

-------------------------                            ---------------------------
 CUSIP NO. 526872106             SCHEDULE 13D          Page 11 of 86 Pages
-------------------------                            ---------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Premier North Atlantic
      No IRS Identification Number

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4.
         WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]                                          [_]
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      Cayman Islands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.
                          4,650
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                          4,650
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.
      4,650

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.                                                                     [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      0.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14.
      IV, CO
------------------------------------------------------------------------------

Item 1.   Security Issuer.

     The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the Common Stock, without par value, (the "Common Stock") of Lesco, Inc., an Ohio corporation (the "Issuer"). The principal executive offices of the Issuer are located at 20005 Lake Road, Rocky River, OH 44116.

Item 2.   Identity and Background.

     2 (a-c,f).

I.   Filing Parties:
     --------------

     This Statement is filed on behalf of the following ten persons, who are collectively referred to as the "Filing Parties":

1. J O Hambro Capital Management (Holdings) Limited ("Holdings") is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. Holdings functions as the ultimate holding company for J O Hambro Capital Management Limited.

2. J O Hambro Capital Management Limited ("J O Hambro Capital Management"), formerly named J O Hambro & Partners Limited, is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. J O Hambro Capital Management is principally engaged in the business of investment management and advising. It serves as co-investment adviser to NASCIT and as investment adviser to Oryx as well as private clients.

3. Christopher Harwood Bernard Mills is a British citizen whose business address is 10 Park Place, London SW1A 1LP England. His principal employment includes service as executive director of NASCIT, as a director of J O Hambro Capital Management and Oryx, and as co-investment adviser to NASCIT.

4. Growth Financial Services Limited ("GFS"), formerly named Growth Investment Management Limited, is a corporation organized under the laws of England with its principal office at 77 Middle Street, Brockham, Surrey RH3 7HL England and with its principal business at 10 Park Place, London SW1A 1LP England. GFS has undertaken to provide the services of Christopher Mills to NASCIT.

5. North Atlantic Smaller Companies Investment Trust plc ("NASCIT"), formerly named Consolidated Venture Trust plc, is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. NASCIT is a publicly-held investment trust company. Christopher Harwood Bernard Mills and J O Hambro Capital Management serve as co-investment advisers to NASCIT.

6. American Opportunity Trust plc ("American Opportunity Trust"), formerly named Leveraged Opportunity Trust plc, is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. American Opportunity Trust is a publicly-held investment trust company. Christopher Harwood Bernard Mills and J O Hambro Capital Management serve as co-investment advisers to American Opportunity Trust.

7. Oryx International Growth Fund Limited ("Oryx") is a corporation organized under the laws of the Island of Guernsey with its principal office and business at Bermuda House, St. Julian's Avenue, St. Peter Port, Guernsey. Oryx is a closed-end investment company. J O Hambro Capital Management and Consulta serve as investment advisers to Oryx.

8. Consulta (Channel Islands) Limited ("Consulta") is a corporation organized under the laws of the Island of Guernsey with its principal office and business at Bermuda House, St. Julian's Avenue, St. Peter Port, Guernsey. Consulta is principally engaged in the business of investment management and advising and serving as investment manager of Oryx.

9. Trident North Atlantic Fund ("Trident North Atlantic") is an open-ended investment Company incorporated in the Cayman Islands with its principal office and business at P. O. Box 309, Ugland House, George Town, Grand Cayman, Cayman Islands. Trident is a publicly-held regulated Mutual Fund. Christopher Harwood Bernard Mills serves as a director of Trident and J O Hambro Capital Management serves as an investment adviser to Trident.

10. Premier North Atlantic ("Premier") is a sub-fund of Premier International Investments, an open-ended investment company incorporated in Luxembourg with its principal offices at European Bank and Business Centre, 6D route de Treves, L-2633, Luxembourg. J O Hambro Capital Management Limited is investment advisor to the fund.

II.  Control Relationships:
     ---------------------

     J O Hambro Capital Management is a wholly-owned subsidiary of J O Hambro Capital Management (Holdings) Limited.

     Christopher Mills owns 99% of the equity of GFS, and serves as a director of J O Hambro Capital Management and as executive director of NASCIT and American Opportunity Trust.

III. Executive Officers and Directors:
     --------------------------------

     In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of the Filing Parties is included in Schedule A hereto and is incorporated by reference herein.

     (d)  Criminal Proceedings
          --------------------

          During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)  Civil Securities Law Proceedings
          --------------------------------

     During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     The Filing Parties used their working capital funds to purchase the shares of Common Stock of the Company (the "Shares") to which this statement relates.

     The amount of funds used to date to acquire the Shares is approximately $21,324,966 (exclusive of brokerage fees and commissions).

Item 4.   Purpose of Transaction.

     The Reporting Person has no present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of
Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     (a)-(b) The aggregate number and percentage of the outstanding Common Stock of the Company beneficially owned (i) by each of the Filing Parties, and
(ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of the Group, is as follows:


                                                                 Number of
                                       Number of    Number of     Shares:
                                        Shares:      Shares:     Sole or      Approx
                          Aggregate      Sole        Shared       Shared       imate
        Filing            Number of    Power to     Power to     Power to   Percentage
         Party             Shares:       Vote         Vote        Dispose       *
-----------------------   ---------    -----------  ---------   ----------  ----------
Holdings                  1,349,250              0  1,349,250    1,349,250        15.9%

J O Hambro
Capital Management        1,349,250              0  1,349,250    1,349,250        15.9%

Christopher H.B. Mills    1,349,250              0  1,349,250    1,349,250        15.9%

American Opportunity
 Trust                      125,000              0    125,000      125,000         1.5%

GFS                         725,000              0    725,000      725,000         8.5%

NASCIT                      725,000              0    725,000      725,000         8.5%

Oryx                        100,000              0    100,000      100,000         1.2%

Consulta                    100,000              0    100,000      100,000         1.2%

Trident North Atlantic       50,000              0     50,000       50,000         0.6%

Premier North Atlantic        4,650              0      4,650        4,650         0.1%
--------------------------------------------------------------------------------------

     * Based on 8,505,093 shares of Common Stock, without par value, outstanding as of March 29, 2000, which is based on information reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999.

     (c) In the 60 days prior to the date of the filing of this Statement, the Filing Parties effected no transactions in the Common Stock other than those set forth in the following table:

               Lesco                                   Trades in 60 days prior to filing

Date                                              No. of shares       Price     Broker
15/03/00       J O Hambro Capital Management          (5,000)         16.88     Raymond James
13/03/00       J O Hambro Capital Management          (5,000)         16.88     Raymond James

08/02/00       J O Hambro Capital Management          45,000          15.74     Raymond James
17/02/00       J O Hambro Capital Management           2,500          16.06     Raymond James
22/02/00       J O Hambro Capital Management           7,500          16.06     Raymond James
24/02/00       J O Hambro Capital Management          20,000          16.06     Raymond James
02/03/00       J O Hambro Capital Management          10,000          16.00     Raymond James
03/03/00       J O Hambro Capital Management          15,000          16.13     Raymond James

01/02/00       Trident North Atlantic                    200          15.85     Raymond James

     All of the above transactions were effected in the open market and were purchases except for the transactions on March 13 and 15, 2000 (for 5,000 shares each), which were sales.

     (d) The private clients of J O Hambro Capital Management have an economic interest in the dividends from, and the proceeds of sales of, Common Stock beneficially owned by J O Hambro Capital Management. The shareholders of NASCIT and American Opportunity Trust have an economic interest in the dividends from, and the proceeds of sales of, Common Stock beneficially owned by NASCIT and American Opportunity Trust, respectively.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

     As co-investment advisers to NASCIT, Christopher Harwood Bernard Mills and J O Hambro Capital Management share the right to transfer and vote the shares of Common Stock of the Company pursuant to an agreement entered into among NASCIT, GFS and Christopher Mills and an agreement entered into between NASCIT and J O Hambro Capital Management, each dated as of January 7, 1993, respectively.

     As co-investment advisers to American Opportunity Trust, Christopher Harwood Bernard Mills and J O Hambro Capital Management share the right to transfer and vote the shares of Common Stock of the Company pursuant to an agreement dated as of January 7, 1993 between American Opportunity Trust and J O Hambro Capital Management.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

     The following documents are filed herewith:

     (a) Secondment Services Agreement dated as of January 7, 1993 among NASCIT, GFS and Christopher Harwood Bernard Mills.

     (b) Administration, Management and Custody Agreement dated as of January 7, 1993 between NASCIT and J O Hambro Capital Management (formerly named J O Hambro & Partners Limited).

     (c) Administration, Management and Custody Management Agreement dated as of January 7, 1993 between J O Hambro Capital Management (formerly named J O Hambro & Partners Limited) and American Opportunity Trust.

     (d) Power of Attorney of Christopher Harwood Bernard Mills dated July 9, 1997.

     (e) Joint Filing Agreement dated as of April 4, 2000 among J O Hambro Capital Management (Holdings) Limited, J O Hambro Capital Management Limited, American Opportunity Trust plc, Christopher Mills, The Trident North Atlantic Fund, Growth Financial Services Limited, North Atlantic Smaller Companies Investment Trust plc, Oryx International Growth Fund Limited, Consulta (Channel Islands) Limited and Premier North Atlantic.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:



                              JO HAMBRO CAPITAL MANAGEMENT LIMITED


                              By: /s/ R.G. Barrett
                                 ----------------------------------------
                                 Name: R.G. Barrett
                                 Title:   Director
                                 Executed on behalf of the parties hereto
                                 pursuant to the Joint Filing Agreement filed
                                 herewith.

                                  Schedule A

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Capital Management (Holdings) Limited ("Holdings") as of the date hereof.

Name:                                James Daryl Hambro
                                     (Chairman)

Citizenship:                         British

Business Address:                    J O Hambro Capital Management Limited
                                     10 Park Place
                                     London SW1A 1LP
                                     England

Principal Occupation:                Chairman, J O Hambro Capital Management
                                     Limited

Name:                                Christopher Harwood Bernard Mills
                                     (Director)

Citizenship:                         British

Business Address:                    J O Hambro Capital Management Limited
                                     10 Park Place
                                     London SW1A 1LP
                                     England

Principal Occupation:                Executive Director, NASCIT Executive
                                     Director, American Opportunity Trust
                                     Director, J O Hambro Capital Management
                                     Limited

Name:                                Nichola Pease
                                     (Director and Chief Executive)

Citizenship:                         British

Business Address:                    J O Hambro Capital Management Limited
                                     10 Park Place
                                     London SW1A 1LP
                                     England

Principal Occupation:                Director and Chief Executive, J O Hambro
                                     Capital Management Limited

Name:                                Basil Postan
                                     (Director)
Citizenship:                         British

Business Address:                    J O Hambro Capital Management Limited
                                     10 Park Place
                                     London SW1A 1LP
                                     England

Principal Occupation:                Director, J O Hambro Capital Management
                                     Limited

Name:                                Malcolm Robert King
                                     (Director)

Citizenship:                         British

Business Address:                    J O Hambro Capital Management Limited
                                     10 Park Place
                                     London SW1A 1LP
                                     England

Principal Occupation:                Director, J O Hambro Capital Management
                                     Limited

Name:                                Lisa Marie Rowland
                                     (Director)

Citizenship:                         American

Business Address:                    J O Hambro Capital Management Limited
                                     10 Park Place
                                     London SW1A 1LP
                                     England

Principal Occupation:                Director, J O Hambro Capital Management
                                     Limited

Name:                                Robert George Barrett
                                     (Director)

Citizenship:                         British

Business Address:                    J O Hambro Capital Management Limited
                                     10 Park Place
                                     London SW1A 1LP
                                     England

Principal Occupation:                Director, J O Hambro Capital Management
                                     Limited

Name:                                Claudia Margaret Cecil Perkins
                                     (Director)

Citizenship:                         British

Business Address:                    J O Hambro Capital Management Limited
                                     10 Park Place
                                     London SW1A 1LP
                                     England

Principal Occupation:                Director, J O Hambro Capital Management
                                     Limited

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Capital Management Limited ("J O Hambro Capital Management") as of the date hereof.

Name:                                James Daryl Hambro
                                     (Managing Director)

Citizenship:                         British

Business Address:                    J O Hambro Capital Management Limited
                                     10 Park Place
                                     London SW1A 1LP
                                     England

Principal Occupation:                Managing Director, J O Hambro Capital
                                     Management Limited

Name:                                Christopher Harwood Bernard Mills
                                     (Director)

Citizenship:                         British

Business Address:                    J O Hambro Capital Management Limited
                                     10 Park Place
                                     London SW1A 1LP
                                     England

Principal Occupation:                Executive Director, NASCIT Executive
                                     Director, American Opportunity Trust
                                     Director, J O Hambro Capital Management

Name:                                Claudia Margaret Cecil Perkins
                                     (Director)

Citizenship:                         British

Business Address:                    J O Hambro Capital Management Limited
                                     10 Park Place
                                     London SW1A 1LP
                                     England

Principal Occupation:                Director, J O Hambro Capital Management

Name:                                Malcolm Robert King
                                     (Director)

Citizenship:                         British

Business Address:                    J O Hambro Capital Management Limited
                                     10 Park Place
                                     London SW1A 1LP
                                     England

Principal Occupation:                Director, J O Hambro Capital Management

Name:                                Nichola Pease
                                     (Director)

Citizenship:                         British

Business Address:                    J O Hambro Capital Management Limited
                                     10 Park Place
                                     London SW1A 1LP
                                     England

Principal Occupation:                Director and Chief Executive, J O Hambro
                                     Capital Management

Name:                                Basil Postan
                                     (Director)

Citizenship:                         British

Business Address:                    J O Hambro Capital Management Limited
                                     10 Park Place
                                     London SW1A 1LP
                                     England

Principal Occupation:                Director, J O Hambro Capital Management

Name:                                Lisa Marie Rowland
                                     (Director)

Citizenship:                         American

Business Address:                    J O Hambro Capital Management Limited
                                     10 Park Place
                                     London SW1A 1LP
                                     England

Principal Occupation:                Director, J O Hambro Capital Management

Name:                                Robert George Barrett
                                     (Director)
Citizenship:                         British

Business Address:                    J O Hambro Capital Management Limited
                                     10 Park Place
                                     London SW1A 1LP
                                     England

Principal Occupation:                Director, J O Hambro Capital Management

The following table sets forth certain information concerning each of the directors and executive officers of North Atlantic Smaller Companies Investment Trust plc ("NASCIT") as of the date hereof.

Name:                                Christopher Harwood Bernard Mills
                                     (Executive Director)

Citizenship:                         British

Business Address:                    North Atlantic Smaller Companies Investment
                                     Trust plc
                                     10 Park Place
                                     London SW1A 1LP
                                     England

Principal Occupation:                Executive Director, NASCIT Executive
                                     Director, American Opportunity Trust plc
                                     Director, J O Hambro Capital Management

Name:                                Enrique Foster Gittes
                                     (Chairman)

Citizenship:                         USA

Residence:                           4 East 82nd Street
                                     New York, New York 10028
                                     USA

Principal Occupation:                Director, NASCIT


Name:                                Brian Roger Adams

Citizenship:                         British

 Residence:                          Hill House
                                     Church Lane
                                     Debden NR. Saffron Walden
                                     Essex CB11 3LD

Principal Occupation:                Director, NASCIT

Name:                                Robert D. Power
                                     (Director)

Citizenship:                         British

Business Address:                    115 East 90th Street
                                     New York, New York 10022
                                     USA

Principal Occupation:                Non-executive director


Name:                                Douglas P C Nation
                                     (Director)

Citizenship:                         British

Business Address:                    Bear Stearns Co. Inc./1/
                                     245 Park Avenue
                                     New York, NY  10167
Principal Occupation:                Managing Director, Bear Stearns Co. Inc.

Name:                                The Hon. Peregrine D E M Moncreiffe
                                     (Director)

Citizenship:                         British

Business Address:                    Easter Moncreiffe
                                     Bridge of Earn
                                     Perthshire
                                     Scotland
                                     PH2 8 QA

Principal Occupation:                Non-executive director


___________________________

     /1/ Bear Stearns Co. Inc. principally engages in the brokerage business.

The following table sets forth certain information concerning each of the directors and executive officers of Growth Financial Services Limited ("GFS") as of the date hereof.


Name:                                Christopher Harwood Bernard Mills
                                     (Director)

Citizenship:                         British

Business Address:                    10 Park Place
                                     London SW1A 1LP
                                     England

Principal Occupation:                Executive Director, NASCIT
                                     Executive Director, American Opportunity
                                     Trust Director, J O Hambro Capital
                                     Management

Name:                                Ivan Alexander Shenkman
                                     (Director)

Citizenship:                         British

Residence:                           34 Royal Crescent, London W11
                                     England

Principal Occupation:                Consultant

GFS is controlled by Christopher Mills who owns 99% of the share capital.

The following table sets forth certain information concerning each of the directors and executive officers of American Opportunity Trust plc ("American Opportunity Trust") as of the date hereof.


Name:                                R. Alexander Hammond-Chambers
                                     (Chairman)

Citizenship:                         British

Business Address:                    29 Rutland Square
                                     Edinburgh
                                     EH1 2BW

Principal Occupation:                Non-executive director

Name:                                Christopher Harwood Bernard Mills

Citizenship:                         British

Business Address:                    10 Park Place
                                     London SW1A 1LP
                                     England

Principal Occupation:                Executive Director, American Opportunity
                                     Trust Executive Director, NASCIT Director,
                                     J O Hambro Capital Management

Name:                                John Gildea
                                     (Director)

Citizenship:                         USA

Business Address:                    Gildea Management Company/2/
                                     115 East Putnam Avenue
                                     3rd Floor
                                     Greenwich, Connecticut 06830

Principal Occupation:                President, Gildea Management Company



________________________________

     /2/ Gildea Management Company is principally engaged in the investment management business.

Name:                                The Hon. James J. Nelson
                                     (Director)

Citizenship:                         British

Business Address:                    Foreign & Colonial Ventures/3/
                                     4th Floor
                                     Berkeley Square House
                                     Berkeley Square
                                     London W1X 5PA
                                     England

Principal Occupation:                Director, Foreign & Colonial Ventures

Name:                                Iain Tulloch
                                     (Director)

Citizenship:                         British

Business Address:                    Murray Johnstone Ltd./4/
                                     7 West Nile Street
                                     Glasgow G2 2PX
                                     Scotland

Principal Occupation:                Director, Murray Johnstone Ltd.

Name:                                Philip Ehrman
                                     (Director)

Citizenship:                         British

_________________________

     /3/ Foreign & Colonial Ventures is principally engaged in the management business.

    /4/ Murray Johnstone Ltd. is principally engaged in the investment management business.

Business Address:                    Gartmore Investment Management Ltd./5/
                                     Gartmore House
                                     16-18 Monument Street
                                     London EC3R 8AJ
                                     England

Principal Occupation:                Investment Manager, Gartmore Investment
                                     Management Ltd.

__________________

     /5/ Gartmore Investment Management Limited is principally engaged in the investment management business.

The following table sets forth certain information concerning each of the directors and executive officers of Oryx International Growth Fund Limited ("Oryx") as of the date hereof.


Name:                                Nigel Kenneth Cayzer
                                     (Chairman)

Citizenship:                         British

Business Address:                    Kinpurnie Estate
                                     Smiddy Road
                                     Newtyle
                                     Perthshire
                                     PH12 8TB

Principal Occupation:                Non-executive director


Name:                                His Excellency Salim Hassan Macki
                                     (Director)

Citizenship:                         Omani

Business Address:                    P.O. Box 4160
                                     Postal Code 112
                                     Ruwi
                                     Sultanate of Oman

Principal Occupation:                Non-executive director


Name:                                Patrick John McAfee
                                     (Director)

Citizenship:                         British

Business Address:                    Deutche, Morgan Grenfell/6/
                                     4 Eagle Valley
                                     Power Court
                                     Ennis Kerry County
                                     Wicklow
                                     Ireland
__________________

     /6/  Deutche, Morgan Grenfell is a merchant bank.

Principal Occupation:                Company Director


Name:                                Christopher Harwood Bernard Mills
                                     (Director)

Citizenship:                         British

Business Address:                    10 Park Place
                                     London SW1A 1LP
                                     England

Principal Occupation:                Executive Director, NASCIT
                                     Executive Director, American Opportunity
                                     Trust
                                     Director, J O Hambro & Partners
                                     Director, Oryx


Name:                                Harald Lungershausen
                                     (Director)

Citizenship:                         German

Business Address:                    Seestrasse 240
                                     P.O. Box 0802
                                     Kilchberg
                                     Zurich
                                     Switzerland

Principal Occupation:                Company Director


Name:                                Mohamed Hassan Ghurlam Habib
                                     (Director)

Citizenship:                         Omani

Business Address:                    Oman National Insurance Company/7/
                                     PO Box 2254
                                     Postal Code 112
                                     Ruwi
                                     Sultanate of Oman

Principal Occupation:                Chief Executive, Oman National Insurance
                                     Company, SAOG


__________________

     /7/ Oman National Insurance Company is principally engaged in the insurance business.

Name:                                Rupert Arthur Rees Evans
                                     (Director)

Citizenship:                         British

Business Address:                    Ozannes/8/
                                     PO Box 186
                                     1 Le Marchant Street
                                     St. Peter Port
                                     Guernsey
                                     Channel Islands

Principal Occupation:                Guernsey Advocate
                                     Partner, Ozanne van Leuven Perrot & Evans


Name:                                Hussan Al Nowais

Citizenship:                         United Arab Emirates

Business Address:                    Emirate Holdings
                                     P.O. Box 984
                                     Abu Dhabi
                                     United Arab Emirates

Principal Occupation:                Chairman and Managing Director, Emirate
                                     Holdings


__________________

     /8/  Ozannes is a law firm.

The following table sets forth certain information concerning each of the directors and executive officers of Consulta (Channel Islands) Limited ("Consulta") as of the date hereof.

Name:                                Gary Michael Brass
                                     (Director)

Citizenship:                         British

Business Address:                    20 St. James's Street
                                     London SW1A 1ES
                                     England

Principal Occupation:                Managing Director, Consulta


Name:                                Jeremy Caplan
                                     (Director)

Citizenship:                         British

Business Address:                    1 Britannia Place
                                     Bath Street
                                     St. Helier
                                     Jersey

Principal Occupation:                English Solicitor


Name:                                Barry Carroll
                                     (Director)

Citizenship:                         British

Business Address:                    Management International (Guernsey)
                                     Limited/9/
                                     Bermuda House
                                     St. Julian's Avenue
                                     St. Peter Port
                                     Guernsey

Principal Occupation:                Managing Director
                                     Management International (Guernsey) Limited


__________________

     /9/ Management International (Guernsey) Limited is principally engaged in the investment management business.

Name:                                Rupert Arthur Rees Evans
                                     (Director)

Citizenship:                         British

Business Address:                    P.O. Box 186
                                     1 Le Marchant Street
                                     St. Peter Port
                                     Guernsey

Principal Occupation:                Guernsey Advocate
                                     Partner, Ozanne van Leuven
                                     Perrot & Evans

The following table sets forth certain information concerning each of the directors and executive officers of Consulta Limited, the parent of Consulta (Channel Islands) Limited.

Name:                                Harald Alejandro Lamotte
                                     (Director)

Citizenship:                         British

Business Address:                    20 St. James's Street
                                     London SW1A 1ES
                                     England

Principal Occupation:                Investment Fund Manager,
                                     Consulta Limited


Name:                                Gary Michael Brass
                                     (Director)

Citizenship:                         British

Business Address:                    20 St. James's Street
                                     London SW1A 1ES
                                     England

Principal Occupation:                Investment Fund Manager,
                                     Consulta Limited


Name:                                Paul David Ashburner Nix
                                     (Director)

Citizenship:                         British

Business Address:                    20 St. James's Street
                                     London SW1A 1ES

Principal Occupation:                Investment Fund Manager,
                                     Consulta Limited

The following table sets forth certain information concerning each of the directors and executive officers of Trident North Atlantic Fund ("Trident North Atlantic") as of the date hereof.

Name:                                Niamh Meenan
                                     (Director)

Citizenship:                         Irish

Business Address:                    RSM Robson Rhodes
                                     Fitzwilton House
                                     Wilton Place
                                     Dublin 2

Principal Occupation:                Senior Manager, RSM Robson Rhodes


Name:                                Christopher Harwood Bernard Mills
                                     (Director)

Citizenship:                         British

Business Address:                    J O Hambro Capital Management Limited
                                     10 Park Place
                                     London SW1A 1LP
                                     England

Principal Occupation:                Executive Director, NASCIT
                                     Executive Director, American Opportunity
                                     Trust
                                     Director, J O Hambro Capital Management
                                     Limited


Name:                                David Sargison
                                     (Director)

Citizenship:                         British

Business Address:                    Caledonian Bank & Trust Limited
                                     Caledonian House
                                     George Town, Grand Cayman
                                     Cayman Islands

Principal Occupation:                Managing Director, Caledonian Bank & Trust
                                     Limited

The following sets forth certain information concerning each of the directors and executive officers of Premier North Atlantic ("Premier") as of the date hereof.

Name:                                Jonathan P. H. Fry

Citizenship:                         British

Business Address:                    Premier Asset Management
                                     Chertsey Street
                                     Guildford
                                     Surrey
                                     GU1 4HG
                                     England

Principal Occupation:                Joint Managing Director - Premier House


Name:                                David G. Smith

Citizenship:                         British

Business Address:                    Clay Consultants
                                     Kurangarira
                                     St. Saviour's Hill
                                     St. Saviour
                                     Jersey
                                     Channel Island
                                     JE2 7LG

Principal Occupation:                Company Director - Clay Consultants


Name:                                Duncan Smith

Citizenship:                         British

Business Address:                    Cogent Investment Operations
                                     European Bank and Business Centre
                                     6D Route de Treves
                                     L-2633
                                     Luxembourg

Principal Occupation:                Operations Director - Cogent Investment
                                     Operations

                                 Exhibit Index
                                 -------------

Document
--------

     The following documents are filed herewith:

     (a) Secondment Services Agreement dated as of January 7, 1993 among NASCIT, GFS and Christopher Harwood Bernard Mills.

     (b) Administration, Management and Custody Agreement dated as of January 7, 1993 between NASCIT and J O Hambro Capital Management (formerly named J O Hambro & Partners Limited).

     (c) Administration, Management and Custody Management Agreement dated as of January 7, 1993 between J O Hambro Capital Management (formerly named J O Hambro & Partners Limited) and American Opportunity Trust.

     (d) Power of Attorney of Christopher Harwood Bernard Mills dated July 9, 1997.

     (e) Joint Filing Agreement dated as of April 4, 2000 among J O Hambro Capital Management (Holdings) Limited, J O Hambro Capital Management Limited, American Opportunity Trust plc, Christopher Mills, The Trident North Atlantic Fund, Growth Financial Services Limited, North Atlantic Smaller Companies Investment Trust plc, Oryx International Growth Fund Limited, Consulta (Channel Islands) Limited and Premier North Atlantic.

                         SECONDMENT SERVICES AGREEMENT

                                     AMONG
                                NASCIT, GFS AND
                               CHRISTOPHER MILLS

                            DATED 7th January, 1993
                            -----------------------


                         CONSOLIDATED VENTURE TRUST PLC


                                      and


                      GROWTH INVESTMENT MANAGEMENT LIMITED


                                      and


                       CHRISTOPHER HARWOOD BERNARD MILLS


                ----------------------------------------------
                         SECONDMENT SERVICES AGREEMENT
                ----------------------------------------------



                                 Allen & Overy
                                    London

THIS AGREEMENT is made on 7th January, 1993.

BETWEEN:

(1) CONSOLIDATED VENTURE TRUST PLC of 11 Devonshire Square, London EC2M 4YR (the "Company");
           -------

(2) GROWTH INVESTMENT MANAGEMENT LIMITED of 10 Clivedon Place, London SW1W 6LA ("GIM"); and
       ---

(3) CHRISTOPHER HARWOOD BERNARD MILLS of 10 Clivedon Place, London SW1W 6LA (the "Executive").
           ---------

NOW IT IS HEREBY AGREED as follows:

1.   Interpretation
     --------------

     (a)  In this Agreement:

     "Administration, Management and Custody Agreement"
      ------------------------------------------------

     means an administration, management and custody agreement made on or about the same date as this Agreement between the Company and JO Hambro & Partners Limited;

     "Associated Company" means:
      ------------------

               i. a company which is not a subsidiary of the Company but whose issued equity share capital (as defined in section 744 of the Companies Act 1985) is owned as to at least 20 per cent. by the Company or one of its Subsidiary Companies; and

              ii.   a Subsidiary Company of a company within (a) above;

     "Board of Directors"
      ------------------

     means the board of directors of the Company or a committee of the board of directors of the Company;

     "the Company"
      -----------

     includes each of its branches if any;

     "Group"
      -----

     means the Company, and its Subsidiary Companies and Associated Companies for the time being and "Group Company" means any one of them;

     "Investments"
      -----------

     includes any asset, right or interest falling within Part I of Schedule 1 of the Financial Services Act 1986 and any other asset, right or interest in respect of property of any kind wherever situate whether or not producing income;

     "Shareholders' Funds"
      -------------------

     means the amount of the nominal capital of the Company for the time being issued and paid up or credited as paid up, the amount repayable by the Company in respect of any borrowings repayable more than three years after initially made (but excluding convertible debt) and the amounts standing to the credit of the consolidated capital and revenue reserves (including without limitation share premium account, capital redemption reserve and profit and loss account) of the Company and its Subsidiary Companies properly reflected in an audited balance sheet of the Company prepared in accordance with recognised accounting principles but after making such adjustments as may be necessary to reflect:

     (a) the Board of Directors' valuation of all unquoted investments in accordance with a statement of value prepared for and approved by the Board of Directors in accordance with procedures and on a basis reviewed by the Company's auditors; and

     (b) the payment of any dividend or the making of any other distribution to shareholders of the Company.

     "Subsidiary Company" means a subsidiary as defined by section 736 of the
      ------------------
     Companies Act 1985; and

     "Working Day" means a day other than a Saturday, Sunday or bank holiday or
      -----------
     other public holiday in England.

     (b) References to persons include bodies corporate and unincorporated associations and references to companies include any bodies corporate.

     (c) Any reference to a statutory provision includes any statutory modification or re-enactment of it for the time being in force.

     (d) Subclauses (1) to (3) above apply unless the contrary intention appears.

     (e) The headings in this Agreement do not affect its construction.

     (f) References to amounts payable shall be exclusive of value added tax thereon so that value added tax shall be payable in addition if and to the extent chargeable.

2.   Services
     --------

     (a) GIM shall provide the services of the Executive to the Company as described and on the terms set out in this Agreement ("the Services"). The parties intend the Services to be provided by secondment of the Executive from GIM to the Company.

     (b) GIM shall employ the Executive for the purposes of enabling it to provide the Services.

     (c) The provision of the Services by GIM shall be deemed to take effect from the date of execution of this Agreement ("the Commencement Date").

     (d) GIM and the Executive warrant to the Company that by entering into this Agreement and performing the Services they will not be in breach of any contract or other obligation binding on them.

3.   Services of the Executive
     -------------------------

     (a) GIM shall, and shall procure that the Executive shall, use their best endeavours to protect and further the interests of the Company giving the full benefit of the Executive's knowledge and expertise.

     (b) GIM shall procure that the Executive shall serve as chief executive and director of the Company, subject to the Company appointing the Executive as such.

     (c) The Executive shall perform the functions from time to time assigned to or vested in him by the Board of Directors and in particular he shall be responsible (subject to such authorisation procedures as the Board of Directors may specify and except to the extent that the Board shall not require the services of the Executive in respect of all or part of the Investments of the Company) for:

               i. keeping under review the investments from time to time held by the Company;

              ii. deciding upon purchases and sales and other transactions in respect of investments and subscriptions to issues of investments, including underwriting commitments on behalf of the Company and otherwise determining when the Company should invest, realise and re-invest its assets and exercise all rights attaching to its assets;

             iii. searching out and evaluating investment opportunities for the Company;

              iv. analysing the progress of companies in which the Company has invested;

               v. submitting to the Board of Directors such reports and information regarding investments as the Board of Directors shall reasonably require; and

              vi. recommending to the Board of Directors any future developments or changes to the investment policy of the Company.

     (d) The Executive shall faithfully serve the Company, and GIM shall procure that the Executive shall devote 50 per cent. of his time during normal business hours to the provision of the services and at such additional times as are necessary for the proper fulfilment of those services, but the Executive shall not be required to provide such services at such times as he is on holiday (as provided for in Clause 7), nor at such times (being not more than 90 Working Days in any period of 12 consecutive months) when the Executive is incapacitated by reason of illness or injury.

     (e) GIM shall, and shall procure that the Executive shall, accept appointments to such offices and enter into such agreements as the Company shall deem reasonably necessary for the proper provision of the Services.

     (f) GIM shall, and shall procure that the Executive shall, disclose forthwith to the Board of Directors any conflict of interest which may arise in connection with the performance of the Services as a result of any other present or future appointment, employment or interest of GIM or the Executive (other than that which concerns a Group Company).

     (g) The Executive shall provide the Services at such place or places as the Board of Directors may reasonably require.

5.   Fee
     ---

(1) The Company shall pay to GIM a fee to be agreed from time to time ("the Fee") but so that the maximum fee payable under this sub-clause (exclusive of Value Added Tax) when aggregated with the Management Fee (exclusive of Value Added Tax) payable under the Administration, Management and Custody Agreement (or any administration, management and custody agreement with whomsoever made superseding that agreement) shall not in any financial period of the Company exceed one per cent. of Shareholders' Funds of the Company and its Subsidiary Companies on the last day of the preceding financial period of the Company.

(2) For the avoidance of doubt, the Company shall not be obliged to provide the Executive with, or reimburse GIM for the cost of providing the Executive with medical insurance, life assurance, pension benefits, accident insurance, permanent health assurance or other benefits except as expressly provided for in this Agreement.

(3) The Fee shall accrue from day to day and be payable quarterly in advance on 31st January, 30th April, 31st July and 31st October in each year. The first payment shall be a pro rata part of the quarterly fee for the period from the date of this Agreement to the next quarter date. GIM shall reimburse the Company for a pro rata part of any quarterly fee paid in advance in respect of any period after termination of this Agreement.

(4) The Fee shall be exclusive of any fees receivable by the Executive as a director of any Group Company.

(5) In addition to the Fee the Company shall pay to GIM a performance fee in the amount and payable in the manner set out in the Schedule to this Agreement ("the Performance Fee").

(6) The Company shall pay to the Executive (Pounds)1 per annum (if demanded) as consideration for his obligations under this Agreement.

6.   Expenses
     --------

(1) In addition to the Fee and Performance Fee the Company shall reimburse GIM (on production of such vouchers or other evidence as the Company may require) the amount of all travelling and other expenses properly and reasonably incurred by the Executive in the provision of the Services.

(2) The Company shall provide the Executive with reasonably suitable office accommodation and secretarial assistance at the offices of the Company or such Group Company as may be appropriate so as to enable the Executive properly to provide the Services but nothing in this Agreement shall be construed or have effect as constituting any relationship of landlord or tenant between the Company and GIM or the Executive and any use of such office accommodation by GIM or the Executive shall be as bare licensee of the Company.

7.   Holidays
     --------

     (a) The Company acknowledges that the Executive is entitled to a maximum of 30 Working Days' holiday in every calendar year under his service agreement with GIM.

     (b) GIM and the Executive agree that the Executive will take his holidays at such times as are convenient to the Company.

8.   Confidential Information
     ------------------------

     (a) GIM and the Executive acknowledge that to enable them to provide the Services and to discharge their responsibilities under this Agreement the Company, and the Group, will provide them with information relating to the Group of a highly confidential nature (any and all information relating to the Company, the Group, and each Group Company, their respective businesses, activities or customers, including but without limitation all and any analyses, compilations, forecasts, studies or other documents, is referred to in this Agreement as "Information").

     (b) GIM and the Executive agree that they will adopt all such procedures as the Company may require and that they will keep confidential all Information and shall not, without the prior written consent of the Board of Directors (save as required by law) disclose the Information in whole or in part other than to the Board of Directors and to the Company's professional advisers. GIM and the Executive shall not use the Information other than in connection with the provision of the Services. Notwithstanding the foregoing, GIM and the Executive agree not to disclose the Information (save as required by law) to any person except to the extent necessary to discharge their responsibilities under this Agreement.

     (c) Any document, including without limitation notes, memoranda, diaries, correspondence, computer disks or copies thereof created by GIM or the

         Executive in providing the Services shall be and remain the property of the Company or such Group Company as appropriate and the Company or such Group Company shall be the absolute beneficial owner of the copyright in any such document.

     (d) GIM and the Executive shall at any time during the continuance of this Agreement if so required by the Company or any Group Company and in the event of the termination of this Agreement (whether lawfully or otherwise) surrender to the Company or such Group Company all original and copy documents in their possession custody or control belonging to the Company or Group Company or relating to the business of the Company or any Group Company together with any other property belonging to the Company or any Group Company.

     (e) The obligations of GIM and the Executive under this Agreement apply to all and any Information whether the Information was in or comes into their possession prior to or following this Agreement and such obligations shall be continuing obligations throughout the continuance of this Agreement and at all times following its termination.

     (f) GIM and the Executive agree to observe the laws and regulations which may apply in the jurisdictions where the Company and the Group Companies are located.

     (g) GIM and the Executive understand and agree that any breach of their obligations under this Clause 8 will cause the Company irreparable injury and that monetary damages will not be an adequate remedy for any such breach. In the event of any breach or threatened breach by GIM or the Executive, the Company shall be entitled to injunctive relief in any court of competent jurisdiction restraining GIM or the Executive from such breach.

9.   Gratuities and Codes of Conduct
     -------------------------------

     (a) GIM and the Executive shall not directly or indirectly accept any commission, rebate or other financial benefit from any person who has or is likely to have a business relationship with any Group Company without the consent of the Board of Directors.

     (b) GIM and the Executive shall comply with all codes of conduct from time to time adopted by the Company, and with all applicable rules and regulations of the London Stock Exchange and any other relevant regulatory authority including (without limitation) the Model Code for Securities Transactions by Directors of Listed Companies.

10.  Termination of Appointment
     --------------------------

     (a) This Agreement shall be for a period of 12 months from the Commencement Date and shall continue for successive periods of 12 months provided that GIM or the Company may terminate this Agreement at any time by giving to the other of them at least 12 months' notice in writing expiring at any time (whether or not on the anniversary of this Agreement).

     (b)  If:

               i. the Executive ceases for any reason to be an employee of GIM;

              ii. the Executive becomes of unsound mind or is, or may be, suffering from mental disorder and either:

          (i) he is admitted to hospital for treatment under the Mental Health Act 1983; or

          (ii) an order is made by any competent court for his detention or for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property or affairs;

             iii. the Executive is unable properly to perform his duties under his service agreement with GIM by reason of ill-health, accident or otherwise for a period or periods aggregating at least 180 Working Days in any period of 12 consecutive months;

              iv. GIM or the Executive fails or neglects efficiently and diligently to discharge its duties, or GIM or the Executive is guilty of any breach of their obligations under this Agreement or any other agreement with a Group Company (including any consent granted under any of them);

               v. GIM or the Executive is guilty of misconduct or suffers any matter which (by reason of its effect on the Executive's reputation or otherwise) affects or is likely to affect prejudicially the interests of the Company or the Group, or the Executive is convicted of an arrestable offence (other than a road traffic offence for which a non-custodial penalty is imposed);

               vi. the Executive becomes bankrupt or makes any arrangement or composition with his creditors (other than as a result of losses relating to his underwriting affairs in the Lloyds insurance market);

               vii. GIM becomes unable to pay its debts as they fall due or makes any arrangement or composition with its creditors or an order is made or any effective resolution is passed for winding-up GIM; or

              viii. the Executive is disqualified from being a director of any company by reason of an order made by any competent court the Company may by written notice to GIM terminate this Agreement with immediate effect but:

     (i) any such termination shall be without prejudice to any other rights of the Company; and

     (ii) a notice under sub-clause (c) may be given by the Company to GIM only within 90 days after the end of any period or periods of disability referred to in that sub-clause.

     (c) On the termination of this Agreement in any way (whether lawfully or otherwise) the Executive shall immediately resign all offices held by him in any Group Company (without prejudice to the rights of any party arising out of this Agreement or the termination of this Agreement) and if he fails to do so the Company is irrevocably authorised to appoint some person in his name and on his behalf to do all such things and execute all such documents as may be necessary, or incidental to, to give effect to his resignation.

11.  Executive not an employee of the Company nor carrying on separate
     -----------------------------------------------------------------
     investment business
     -------------------

     (a) Nothing contained in this Agreement shall be construed or have effect as constituting any relationship of employer and employee between the Company and the Executive save that, for the purposes of Clause 8 only, the Executive agrees to be subject to the same status as the employees of the Company.

     (b) The Executive shall at all times be an employee of GIM.

     (c) GIM shall be responsible for the payment of any wages, Employers' National Insurance and any other contributions required by law to be paid by it as employer in relation to the Executive and shall make all appropriate deductions from the Executive's wages in respect of Income Tax (PAYE) and Employers' National Insurance contributions and shall indemnify the Company in respect thereof.

     (d) Nothing contained in this Agreement shall be construed or have effect as either the Executive or GIM carrying on investment business within the meaning of the Financial Services Act 1986, in particular in relation to the functions described in Clause 3(3) of this Agreement. The intent of the parties is that GIM will provide the services of the Executive but neither GIM nor the Executive shall be treated as providing independent investment management or advisory services to the Company.

12.  Guarantee
     ---------

     (a) The Executive hereby unconditionally guarantees and undertakes to the Company that GIM shall duly and punctually observe and perform all the undertakings, covenants and obligations whatsoever of GIM under this Agreement to the intent that if GIM shall fail for whatever reason so to observe and perform any of such undertakings, covenants and obligations the Executive shall be liable to perform the same in all respects as if the Executive were principally bound thereby.

     (b) No time or other indulgence given by the Company to GIM nor any neglect failure or forbearance on the part of the Company to enforce the performance or observance of any of GIM's undertakings, covenants and obligations under this Agreement shall in any way release or affect the liability of the Executive hereunder.

13.  Indemnity
     ---------

     The Company shall, insofar as it is permitted by any applicable law, indemnify GIM and the Executive against any costs, claims or liabilities incurred as a result of the Executive being a director or an officer of any Group Company or his being held out to any person as a director or officer of any such company.

14.  General
     -------

     (a) Neither GIM nor the Executive shall assign or otherwise transfer any of its or his rights nor sub-contract or otherwise transfer any of its or his obligations under this Agreement. If the Company transfers the whole or a substantial part of its undertaking and property to another company as part of a reconstruction or amalgamation, the Company may by written notice to GIM transfer all its rights and obligations under this Agreement to that other company.

     (b) This Agreement shall be governed by and construed in accordance with English law. The parties irrevocably submit to the jurisdiction of the English courts.

15.  Notices
     -------

     Any notice to be served under this Agreement may, in the case of the Company be delivered or sent by first class post to the Company at its registered office for the time being and, and in the case of GIM or the Executive, may be delivered to the Executive or sent by first class post to the Executive's usual or last known place of residence. Notices served by first class post shall be deemed duly served twenty-four hours after posting and proof of posting shall be proof of delivery.

IN WITNESS of which each of the parties has executed this Agreement on the date first mentioned on page 1.

                                    SCHEDULE
                                    --------

                              The Performance Fee
                              -------------------


The Performance Fee referred to in Clause 5(5) of the Agreement shall be calculated and payable as follows:

1. As further consideration for the performance of the Services, GIM shall be entitled to receive on 1st July in each year a Performance Fee which shall be calculated as the amount equivalent to a percentum of Funds (as calculated below) of the Company as at 31st March each year (an in respect of any period, to which this Agreement applies, of less or more than twelve months the Performance Fee shall be decreased or (as the case may be) increased in proportion to the amount by which the period in question is less than 365 days or exceeds 365 days, as the case may be).

2. In the event of any change in the financial year end of the Company from 31st January in any year, the period covered by this Schedule shall be altered so that any current period the subject of this Schedule shall expire on the date falling two calendar months after the date of the new financial year end of the Company and so that:

     (a) any such new period covered by this Schedule shall always commence on the date falling two calendar months and one day after the expiry of the financial period of the Company;

     (b) payment pursuant to paragraph 1 above shall be made on the date falling six calendar months and one day after the new financial year end date of the Company;

     (c) all references to 31st March in this Schedule shall then be deemed to apply to the date falling two months after the new financial year end of the Company; and

     (d) in the event of any further change in the financial year end of the Company the provisions of this sentence shall apply "mutatis mutandis".

3. In addition, if the appointment of GIM under this Agreement terminates otherwise than on 31st March (or such date on which the relevant twelve month period ends) GIM shall be entitled to a proportionate part of the fee which would have been payable to it if the appointment had been effective during the whole of the twelve month period in question.

4. Such percentum will be calculated from the fraction arising in accordance with the following formula:

(A - 1) x 0.1
--
(B     )

Where

A -  Funds at 31st March in any calendar year ("Relevant Year Date")

     ___________________________________________________________________

     Funds at 31st March in the immediately preceding calendar year ("Preceding Year Date")

     the Standard & Poors'                    rate of exchange of
     Composite Index at                       US$ per (Pounds)1 at the
B -  the Relevant Year End                    Preceding Year Date
     ---------------------                    -------------------

                                    x

     the Standard & Poors'                    rate of exchange of
     Composite Index at                       US$ per (Pounds)1 at the
     the Preceding Year Date                  Relevant Year Date

     Provided always that the percentum shall not be less than nil and not greater than 0.5 per cent.

5. In the event of the issue of new shares, debentures or other loan capital by the Company for value or in the event of any shares, debentures or other loan capital of the Company being repaid during the relevant period, item A shall be adjusted as the Board of Directors may determine and the Company's auditors shall confirm as fair and reasonable.

6. In the event of any dispute between GIM and the Board of Directors as to the value to be attributed to the Investments or any of them pursuant to these provisions the value shall be determined by the auditors of the Company acting as experts and not as arbitrators and their valuation shall be final and binding upon the parties and the provisions of paragraph 7 below shall apply to the calculation of the Performance Fee.

7. For the purposes of this Schedule the expression "Funds" shall mean the amount of the nominal capital of the Company for the time being issued and paid up or credited as paid up and the amounts standing to the credit of the consolidated capital and revenue reserves (including without limitation share premium account, capital redemption reserve fund and profit and loss account) of the Company and its subsidiaries at the dat on which the calculation is required to be made based on the last audited balance sheet of the Company but after making such adjustments as may be necessary to reflect:

     (a) realised profits or losses arising in respect of the period from the date of the last audited balance sheet to the date of the calculation;

     (b) the Board of Directors' valuation of all unquoted investments on such date of calculation in accordance with a statement of value prepared for and approved by the Board of Directors in accordance with procedures and on a basis reviewed by the Company's auditors;

     (c) the payment of any dividend or the making of any other distribution to shareholders of the Company.

8. Subject to the provisions of this Schedule the Performance Fee shall be paid on 1st July in respect of the twelve month period commencing on 1st April in the preceding calendar year and ending on 31st March in the current calendar year.

SIGNED by  H. Gittes                )    /s/ H. Gittes
on behalf of CONSOLIDATED           )
VENTURE TRUST PLC                   )
in the presence of:                 )



SIGNED by C.H.B. Mills              )    /s/ Christopher Mills
on behalf of GROWTH INVESTMENT      )
MANAGEMENT LIMITED                  )
in the presence of:                 )



SIGNED by CHRISTOPHER HARWOOD       )    /s/ Christopher Mills
BERNARD MILLS                       )
in the presence of:                 )


(E13971013)

                           ADMINISTRATION, MANAGEMENT
                             AND CUSTODY AGREEMENT

                                    BETWEEN
                        NASCIT AND J O HAMBRO & PARTNERS

                             DATED 7th January 1993
                             ----------------------


                         CONSOLIDATED VENTURE TRUST PLC


                                      and


                         J O HAMBRO & PARTNERS LIMITED


         _____________________________________________________________

                ADMINISTRATION, MANAGEMENT AND CUSTODY AGREEMENT
         ______________________________________________________________



                                 Allen & Overy
                                     London

THIS AGREEMENT is made on 7th January 1993 BETWEEN:

(1) CONSOLIDATED VENTURE TRUST PLC of 11 Devonshire Square, London EC2M 4YR (the "Company"); and
           -------

(2) J O HAMBRO & PARTNERS LIMITED of 30 Queen Anne's Gate, London SW1H 9AL (the "Manager").
      -------

NOW IT IS HEREBY AGREED as follows:

1.  Interpretation
    --------------

(1)  In this Agreement:

     "Board"
      -----

     means the Board of Directors of the Company, or a committee thereof or (where the context so admits) a Director of the Company, duly authorised;

     "IMRO"
      ----

     means the Investment Management Regulatory Organisation Limited or its successors from time to time;

     "IMRO Rules"
      ----------

     means the rules of IMRO from time to time applicable;

     "Investments"
      -----------

     includes any asset, right or interest falling within any paragraph in Part I of Schedule I to the Financial Services Act 1986 and any other asset, right or interest in respect of property of any kind and, without prejudice to the foregoing, wherever situate and whether or not producing income;

     "Portfolio"
      ---------

     means the Investments from time to time owned by the Company;

     "Secondment Services Agreement"
      -----------------------------

     means an Agreement made on or about the same date as this agreement between the Company, Growth Investment Management Limited ("GIM") and Christopher Harwood Bernard Mills;

     "Stock Exchange"
      --------------

     means The International Stock Exchange of the United Kingdom and the Republic of Ireland Limited;

     "subsidiary"
      ----------

     shall have the meaning ascribed thereto by Section 736 of the Companies Act 1985.

(2) References to persons include bodies corporate and unincorporated associations and references to companies include any bodies corporate.

(3) Any reference to a statutory provision includes any statutory modification or re-enactment of it for the time being in force.

(4)  Subclauses (1) to (3) above apply unless the contrary intention appears.

(5)  The headings in this Agreement do not affect its construction.

(6) References to amounts payable by the Company shall be exclusive of value added tax thereon so that value added tax shall be payable in addition if and to the extent chargeable.

2.   Appointment
     -----------

     The Company hereby appoints the Manager to be the investment manager and administrator of the Company to provide the services and facilities mentioned below with effect from the date of execution of this Agreement, such appointment to continue (unless previously terminated under Clause 11 below) until terminated by either party upon the expiry of not less than 12 months' written notice given to the other.

3.   Investment Management
     ---------------------

(1) The Manager shall undertake with regard to such Investments as may from time to time be notified to and agreed with the Manager (the "Relevant Investments"), the duties normally performed by investment managers, subject to the policy directions and overall guidelines from time to time notified to the Manager by the Board, and in particular but without in any way prejudicing the generality of the foregoing shall on behalf of the
     Company:

     (a) keep under constant review the Relevant Investments from time to time held by the Company;

     (b) be entitled (at its absolute discretion and without obtaining the prior written permission of the Company) to withdraw deposits, to effect purchases and sales and other transactions in respect of Relevant Investments and subscriptions to issues of Relevant Investments, to enter into underwriting commitments in relation to Relevant Investments on behalf of the Company and otherwise to invest, realise and re-invest the Portfolio in relation to Relevant Investments and exercise all rights attaching to Relevant Investments comprised therein and in each such case to charge the amounts payable to the Portfolio;

     (c) search out and evaluate investment opportunities in Relevant Investments for the Company;

     (d) analyse the progress of companies in which the Company has made Relevant Investments;

     (e) submit to the Board such reports and information regarding Relevant Investments as the Board shall reasonably require; and

     (f) recommend to the Board any future developments or changes to the investment policy of the Company which the Manager may consider to be advisable.

(2) The Board shall procure that Christopher Mills consults with the Manager prior to making investment decisions on behalf of the Company relating to unlisted investments. If the Manager objects to any such investment decision by Christopher Mills it may notify the Board and the Board shall use reasonable endeavours to convene a Board Meeting to consider the matter prior to the proposed investment decision being implemented.

4.   Administration and other facilities
     -----------------------------------

     The Manager shall provide the Company with the following services and facilities:

     (a) office facilities at 30 Queen Anne's Gate, London SW1H 9AL or such other office as may be agreed by the Company with the Manager and such office shall be used as the registered and principal office of the Company and there shall be available there a suitable room (upon the giving of not less than five days' prior notice or such shorter notice as may be agreed from time to time) for the holding of meetings of the Board but nothing in this Agreement shall be construed, or have effect as constituting the relationship of landlord and tenant between the Manager and the Company and the Company shall be a bare licensee of the Manager;

     (b) all financial, accountancy, secretarial, clerical and other administrative services of any kind necessary for the conduct of the affairs of the Company;

     (c) keeping on behalf of the Company such books, records and statements to give a complete record of all transactions carried out by the Company in relation to the investment, realisation and re-investment of the Portfolio and such other books, records and statements as may be required to give a complete record of all other transactions carried out by the Company and as will enable the Company to publish yearly and half-yearly the report and accounts of the Company as required by the regulations of The Stock Exchange;

     (d) acting as Secretary to the Company, attending all meetings of the Board and performing all the duties reasonably expected of a Company Secretary including liaison with The Stock Exchange, preparation and delivery of returns of The Registrar of Companies and the maintenance of all statutory books other than the register of members;

     (e) all necessary equipment and personnel with a proper and adequate standard of proficiency and experience to enable the Manager to carry out its functions under this Agreement; and

     (f) the Manager shall permit such of its employees (if any) as the Company may reasonably request to be Directors of the Company.

5.   Ancillary Powers of Manager
     ---------------------------

     The Manager may on behalf of the Company in respect of Relevant
Investments:

     (a) issue orders and instructions to the Company's bankers and custodians with respect to the disposition of securities and moneys of the Company provided always that any such disposition shall at all times be subject to and effected in accordance with the arrangements for the time being in force between the Company and its bankers and custodians;

     (b) exercise any voting rights attached to the securities included in the Investments in pursuance of the policy agreed and established by the Board from time to time; and

     (c) issue instructions to and consult the auditors and legal advisers of the Company regarding any matter or thing relating to Investments including (where the Board thinks fit) institution of legal proceedings.

6.   Further obligations of the Manager
     ----------------------------------

(1) The Manager shall, and shall procure that its representatives, employees and delegates shall, obey and comply with all lawful orders and directions in relation to the Manager's obligations under this Agreement given to it or them from time to time by the Board and shall observe and comply with the Memorandum and Articles of Association of the Company as from time to time amended and with all resolutions of the Board or the Company of which they are informed.

(2) In particular, all activities engaged in by the Manager or any representative, employee or delegate of the Manager on behalf of the Company shall at all times be subject to the overall control of and review by the Board and without limiting the generality of the foregoing the Board shall set out the investment policy of the Company specifying the manner in which it wishes the Manager to give effect to such policies.

(3) The Board shall instruct the Manager as to the exercise of the voting rights attached to the securities in the Portfolio and may:

     (a) prohibit the Manager from investing for the account of the Company in any particular security or class of securities;

     (b) require the Manager to sell any security or class of securities or (subject to the availability of funds) to purchase any security or class of securities; and

     (c) withdraw any part of the assets of the Company from the management of the Manager (but without thereby reducing the fee payable to the Manager under this Agreement) for any reason whatsoever.

7.   Custody
     -------

     (1) Unless it receives contrary instructions from the Company, the Manager shall make arrangements for the safekeeping of all cash, securities or other assets in the Portfolio for the account of the Company in accordance with this Clause 7 provided that the obligations of the Manager under this Clause 7 shall not apply in relation to any cash or other assets of the Company until the cash or assets concerned have been made available to the Manager following execution of this Agreement. Insofar as the Manager holds assets comprised in the Portfolio (or documents of title relating to such assets), it shall do so separately from its own assets and on trust for the Company.

(2) The Manager shall arrange for (i) any uninvested cash to be held in the Company's name in one or more accounts with Bank of Scotland or other first class banks approved by the Company and (ii) all securities to be held in custody accounts in the Company's name at Bank of Scotland or other reputable custodians approved by the Company.

(3)  The Manager shall make arrangements for:

     (a) the collection of all income and principal with respect to the Portfolio and credit cash receipts to the bank accounts referred to above;

     (b) the exchange of securities where the exchange is purely ministerial (including the exchange of temporary securities for those in definitive form and the exchange of warrants for, or other documents of entitlement to securities for, the securities themselves);

     (c) the surrender of securities at maturity or when called for redemption against payment therefor.

(4) The Manager shall notify any bank or custodian holding property comprised in the Portfolio that it is not the Manager's property.

(5) The Manager shall have no right of lien or set-off or any right of retention with respect to any Investments held in the Portfolio.

(6) All proxies or similar requests for consent and all notices (other than of a routine or immaterial nature) received by the manager relating to securities held in the Portfolio are to be forwarded to the Company or are to be dealt with in accordance with instructions given by the Company from time to time.

8.   Management charge and expenses
     ------------------------------

(1) The Company shall pay to the Manager in respect of each financial period of the Company a fee for its services the amount of which shall be equal to the difference between (a) 1% of Shareholders Funds (as defined in the Secondment Services Agreement in its original form) of the Company and its subsidiaries on the last day of the preceding financial period of the Company and (b) the amount of the Fee payable to GIM pursuant to Clause 5(1) of the Secondment Services Agreement in respect of that financial period provided that the amount of the fee payable to the Manager pursuant to this sub-clause in respect of any financial period of the Company shall not be less than (Pounds)75,000.

(2) In addition, the Company shall pay to the Manager a transaction fee of (Pounds)200 per transaction effected for the Portfolio by the Manager, as evidenced by a contract note.

(3) The Company shall bear the expenses of any kind incurred by or on behalf of the Manager in the carrying out of its duties and the provision of services and facilities hereunder, save for telex, telephone and other routine communication charges and the costs of providing normal office accommodation and secretarial and clerical staff for the normal performance of those duties.

(4) The fee payable pursuant to sub-clause (1) of this Clause 8 shall be paid to the Manager by the Company (unless otherwise agreed) in quarterly instalments in arrears on 30th April, 31st July, 31st October and 31st January in each year (in this sub-clause referred to as "Payment Dates") but if the amount of the fee in respect of any financial period is not ascertained by 30th April in that financial period, the Company shall pay to the Manager (Pounds)18,750 on each of the Payment Dates and upon the amount of the fee being ascertained the Company shall pay any further amount due to the Manager in equal instalments on the Payment Dates provided that any instalment in respect of a Payment Date that has already passed shall be immediately payable to the Manager (and a pro rata fee shall be payable for any part of a quarter for which this Agreement is in force).

(5) The Manager shall also be entitled to additional fees, calculated on a time basis, for services provided in connection with any transactions involving the Company and/or any of its subsidiaries outside the ordinary course of business including in particular any issue of shares, debentures or other securities or any reorganisation, redemption, consolidation, sub-division or other alteration of capital or any takeover, acquisition or disposal of or by the Company and/or any of its subsidiaries.

(6) An amount equal to any amount payable to the Manager pursuant to this Clause shall be paid by the Company to the Manager promptly after delivery to the Company by the Manager of an invoice giving reasonable details in respect thereof. Notwithstanding the foregoing, the Manager shall be entitled, without delivery of an invoice as aforesaid, to charge any such amount to the Portfolio subject to notifying the Company in writing of the amount thereof promptly thereafter.

9.   Subsidiaries
     ------------

     If the Company has at any time one or more subsidiaries then, unless otherwise directed by the Board, the Manager shall in addition provide the same services to such subsidiaries as it provides hereunder to the Company.

10.  Freedom to act
     --------------

     The services of the Manager to the Company under this Agreement shall not be exclusive and the Manager shall be free to render similar services to others and nothing in this Agreement shall preclude the Manager from having dealings with or on behalf of the Company either on its own account or on account of its clients or others or make it accountable to the Company in respect of any product or commission from any such dealings.

11.  Termination
     -----------

(1)  If:

     (a) either party shall commit any substantial or continuing material breach of this Agreement and (where such breach is capable of remedy) fail to remedy such a breach within thirty days of being given written notice of it by the other party; or

     (b) either party shall have a receiver or administrator appointed over the whole or any party of their assets or a resolution is passed or an order made for the winding-up of such party other than as mentioned in sub-clause (2) below;

     the other party shall be entitled to terminate the appointment under this Agreement forthwith by giving written notice of termination to such party.

(2) On termination of the appointment of the Manager, the Manager shall be entitled to receive all fees and other money accrued due up to the date of such termination but shall not be entitled to compensation in respect of termination (except where such appointment is terminated by the Manager in accordance with sub-clause (1)(a) of this Clause or by the Company in breach of Clause 2) and the Manager shall deliver to the Company or as it shall direct, all books of account, records, registers, correspondence, documents and assets belonging to the Company or any subsidiary in possession of or under the control of the Manager and take all necessary steps to vest in the Company any assets previously held in the name of or to the order of the Manager on behalf of the Company or any subsidiary.

(3) The Manager shall also be entitled to terminate its appointment on giving four months' notice to the Company if either the Board fails to procure that Christopher Mills consults with the Manager in accordance with Clause 3(2) or if the Manager has objected to an investment proposed by Christopher Mills and has given notice to the Board under Clause 3(2), but the Board has approved the proposal.

12.  Confidentiality and records
     ---------------------------

(1) Neither party shall during the continuance of this Agreement or after its termination disclose to any person, firm or company whatsoever (except with the authority of the other party or unless ordered to do so by The Stock Exchange, the Panel on Takeovers and Mergers or by a regulatory body or court of competent jurisdiction) any information relating to the business, Portfolio, finances or other matters of a confidential nature of the other party of which it may in the course of its duties under this Agreement or otherwise become possessed and each party shall use all reasonable endeavours to prevent any such disclosure.

(2) All books, statistical records, accounts, contract notes, correspondence and other documents relating to the business and affairs of the Company shall be the exclusive property of the Company and the Manager shall when reasonably requested produce the same to the Company or its employees, agents or auditors together with any information within the knowledge of the Manager in relation thereto.

13.  Reports and valuations
     ----------------------

(1) The Manager shall provide the Company with regular monthly statements and valuations in respect of the Portfolio as at dates selected by the Company provided that the Company shall supply valuations to the Manager in respect of unlisted investments (not being Relevant Investments). The valuations provided by the manager shall be in accordance with procedures and on a basis reviewed by the Company's auditors and as required by law or the regulations of The Stock Exchange. The reference currency will be pounds sterling for such documents.

(2) Statements of the contents of the Portfolio prepared in accordance with the IMRO Rules will be provided on a quarterly basis in respect of quarterly periods of account.

14.  Notices
     -------

     Any notice to be given under this Agreement may be served personally or by post at the registered office of the party to be served and in the case of service of first class post shall be deemed duly served twenty-four hours after posting and proof of posting shall be proof of delivery.

15.  Liability and Indemnity
     -----------------------

(1) Subject to the terms of this Agreement, the Manager shall be under no liability to the Company for any loss, costs or damages which may arise in connection with the conduct of its duties hereunder or the custody of the Investments or for any depreciation in the value of any Investments or their safe custody unless due to wilful default or negligence on its part.

(2) The Company shall indemnify the Manager and keep it indemnified against any costs, claims, demands or proceedings made by any person and in any way arising from its appointment hereunder unless due to wilful default or negligence on its part. The Manager agrees promptly to inform the Company in writing of any event which comes to its notice as a result of which the Company might become liable to indemnify the Manager under this Clause.


16.  Assignment
     ----------

     Neither party hereto shall be entitled to assign or otherwise part with any interest in this Agreement unless the prior written consent of the other has been obtained except that, if either party transfers the whole or a substantial part of its undertaking and property to another company as part of a reconstruction or amalgamation, that party may by written notice to the other transfer all its rights and obligations under this Agreement to that other company.

17.  Governing law
     -------------

     This Agreement is governed by and shall be construed in accordance with the laws of England to the jurisdiction of whose Courts the parties irrevocably submit.

IN WITNESS of which each of the parties has executed this Agreement on the date first mentioned on page 1.

SIGNED by H. Gittes          )
                             )   /s/ H. Gittes
on behalf of CONSOLIDATED    )
VENTURE TRUST PLC in the     )
presence of:                 )

SINGED by R.C.O. Hellyer     )
                             )   /s/ R.C.O. Hellyer
on behalf of J O HAMBRO &    )
PARTNERS LIMITED             )
in the presence of:          )

                           ADMINISTRATION, MANAGEMENT
                             AND CUSTODY AGREEMENT

                                    BETWEEN
                           AMERICAN OPPORTUNITY TRUST
                           AND J O HAMBRO & PARTNERS

                             Dated 7th January 1993
                             ----------------------



                        LEVERAGED OPPORTUNITY TRUST PLC

                                      and

                         J O HAMBRO & PARTNERS LIMITED



               ADMINISTRATION,  MANAGEMENT AND CUSTODY AGREEMENT



                                 Allen & Overy
                                     London

THIS AGREEMENT is made on 7th January 1993 BETWEEN:

(1) LEVERAGED OPPORTUNITY TRUST PLC of 11 Devonshire Square, London EC2M 4YR (the "Company"); and
           -------

(2) J O HAMBRO & PARTNERS LIMITED of 30 Queen Anne's Gate, London SW1H 9AL (the "Manager").
      -------

NOW IT IS HEREBY AGREED as follows:

1.   Interpretation
     --------------

(1)  In this Agreement:

     "Board"
      -----

     means the Board of Directors of the Company, or a committee thereof or (where the context so admits) a Director of the Company, duly authorized;

     "IMRO"
      ----

     means the Investment Management Regulatory Organization Limited or its successors from time to time;

     "IMRO Rules"
      ----------

     means the rules of IMRO from time to time applicable;

     "Investments"
      -----------

     includes any asset, right or interest falling within any paragraph in Part I of Schedule I to the Financial Services Act 1986 and any other asset, right or interest in respect of property of any kind and, without prejudice to the foregoing, wherever situate and whether or not producing income;

     "Portfolio"
      ---------

     means the Investments from time to time owned by the Company;

     "Stock Exchange"
      --------------

     means The International Stock Exchange of the United Kingdom and the Republic of Ireland Limited;

     "subsidiary"
      ----------

     shall have the meaning ascribed thereto by Section 736 of the Companies Act 1985.

(2) References to persons include bodies corporate and unincorporated associations and references to companies include any bodies corporate.

(3) Any reference to a statutory provision includes any statutory modification or re-enactment of it for the time being in force.

(4)  Subclauses (1) to (3) above apply unless the contrary intention appears.

(5)  The headings in this Agreement do not affect its construction.

(6) References to amounts payable by the Company shall be exclusive of value added tax thereon so that value added tax shall be payable in addition if and to the extent chargeable.

2.   Appointment
     -----------

     The Company hereby appoints the Manager to be the investment manager and administrator of the Company to provide the services and facilities mentioned below with effect from the date of execution of this Agreement, such appointment to continue (unless previously terminated under Clause 11 below) until terminated by either party upon the expiry of not less than two years' written notice given to the other.

3.   Investment Management
     ---------------------

(1) The Manager shall undertake with regard to such Investments as may from time to time be notified to and agreed with the Manager (the "Relevant Investments"), the duties normally performed by investment managers, subject to the policy directions and overall guidelines from time to time notified to the Manager by the Board, and in particular but without in any way prejudicing the generality of the foregoing shall on behalf of the
     Company:

     (a) keep under constant review the Relevant Investments from time to time held by the Company;

     (b) be entitled (at its absolute discretion and without obtaining the prior written permission of the Company) to withdraw deposits, to effect purchases and sales and other transactions in respect of Relevant Investments and subscriptions to issues of Relevant Investments, to enter into underwriting commitments in relation to Relevant Investments on behalf of the Company and otherwise to invest, realise and re-invest the Portfolio in relation to Relevant Instruments and exercise all rights attaching to Relevant Investments comprised therein and in each such case to charge the amounts payable to the Portfolio;

     (c) search out and evaluate investment opportunities in Relevant Investments for the Company;

     (d) analyse the progress of companies in which the Company has made Relevant Investments;

     (e) submit to the Board such reports and information regarding Relevant Investments as the Board shall reasonably require; and

     (f) recommend to the Board any future developments or changes to the investment policy of the Company which the Manager may consider to be advisable.

(2) The Board shall procure that Christopher Mills consults with the Manager prior to making investment decisions on behalf of the Company relating to unlisted investments. If the Manager objects to any such investment decisions proposed by Christopher Mills it may notify the Board and the Board shall use reasonable endeavours to convene a Board meeting to consider the matter prior to the proposed investment decision being implemented.

4.   Administration and other facilities
     -----------------------------------

     The Manager shall provide the Company with the following services and facilities:

     (a) office facilities at 30 Queen Anne's Gate, London SW1H 9AL or such other office as may be agreed by the Company with the Manager and such office shall be used as the registered and principal office of the Company and there shall be available there a suitable room (upon the giving of not less than five days' prior notice or such shorter notice as may be agreed from time to time) for the holding of meetings of the Board but nothing in this Agreement shall be construed or have effect as constituting the relationship of landlord and tenant between the Manger and the Company and the Company shall be a bare licensee of the Manager;

     (b) all financial, accountancy, secretarial, clerical and other administrative services of any kind necessary for the conduct of the affairs of the Company;

     (c) keeping on behalf of the Company such books, records and statements to give a complete record of all transactions carried out by the Company in relation to the investment, realisation and re-investment of the Portfolio and such other books, records and statements as may be required to give a complete record of all other transactions carried out by the Company and as will enable the Company to publish yearly and half-yearly the report and accounts of the Company as required by the regulations of The Stock Exchange;

     (d) acting as Secretary to the Company, attending all meetings of the Board and performing all the duties reasonably expected of a Company Secretary including liaison with The Stock Exchange, preparation and delivery of returns of The Registrar of Companies and the maintenance of all statutory books other than the register of members;

     (e) all necessary equipment and personnel with a proper and adequate standard of proficiency and experience to enable the Manger to carry out its functions under this Agreement; and

     (f) the Manager shall permit such of its employees (if any) as the Company may reasonably request to be Directors of the Company.

5.   Ancillary Powers of Manager
     ---------------------------

     The Manager may on behalf of the Company in respect of Relevant
     Investments:

     (a) issue orders and instructions to the Company's bankers and custodians with respect to the disposition of securities and moneys of the Company provided always that any such disposition shall at all times be subject to and effected in accordance with the arrangements for the time being in force between the Company and its bankers and custodians;

     (b) exercise any voting rights attached to the securities included in the Investments in pursuance of the policy agreed and established by the Board from time to time; and

     (c) issue instructions to and consult the auditors and legal advisers of the Company regarding any matter or thing relating to Investments including (where the Board thinks fit) institution of legal proceedings.

6.   Further obligations of the Manager
     ----------------------------------

(1) The Manager shall, and shall procure that its representatives, employees and delegates shall, obey and comply with all lawful orders and directions in relation to the Manager's obligations under this Agreement given to it or them from time to time by the Board and shall observe and comply with the Memorandum and Articles of

     Association of the Company as from time to time amended and with all resolutions of the Board or the Company of which they are informed.

(2) In particular, all activities engaged in by the Manager or any representative, employee or delegate of the Manager on behalf of the Company shall at all times be subject to the overall control of and review by the Board and without limiting the generality of the foregoing the Board shall set out the investment policy of the Company specifying the manner in which it wishes the Manger to give effect to such policies.

(3) The Board shall instruct the Manager as to the exercise of the voting rights attached to the securities in the Portfolio and may:

     (a) prohibit the Manager from investing for the account of the Company in any particular security or class of securities;

     (b) require the Manager to sell any security or class of securities or (subject to the availability of funds) to purchase any security or class of securities; and

     (c) withdraw any part of the assets of the Company from the management of the Manager (but without thereby reducing the fee payable to the Manager under this Agreement) for any reason whatsoever.

7.   Custody
     -------

(1) Unless it receives contrary instructions from the Company, the Manager shall make arrangements for the safekeeping of all cash, securities or other assets in the Portfolio for the account of the Company in accordance with this Clause 7 provided that the obligations of the Manager under this Clause 7 shall not apply in relation to any cash or other assets of the Company until the cash or assets concerned have been made available to the Manager following execution of this Agreement. Insofar as the Manager holds assets comprised in the Portfolio (or documents of title relating to such assets), it shall do so separately from its own assets and on trust for the Company.

(2) The Manager shall arrange for (i) any uninvested cash to be held in the Company's name in one or more accounts with Bank of Scotland or other first class banks approved by the Company and (ii) all securities to be held in custody accounts in the Company's name at Bank of Scotland or other reputable custodians approved by the Company.

(3)  The Manager shall make arrangements for:

     (a) the collection of all income and principal with respect to the Portfolio and credit cash receipts to the bank accounts referred to above;

     (b) the exchange of securities where the exchange is purely ministerial (including the exchange of temporary securities for those in definitive form and the exchange of warrants for, or other documents of entitlement to securities for, the securities themselves);

     (c) the surrender of securities at maturity or when called for redemption against payment therefor.

(4) The Manager shall notify any bank or custodian holding property comprised in the Portfolio that it is not the Manager's property.

(5) The Manager shall have no right of lien or set-off or any right of retention with respect to any Investments held in the Portfolio.

(6) All proxies or similar requests for consent and all notices (other than of a routine or immaterial nature) received by the Manager relating to securities held in the Portfolio are to be forwarded to the Company or are to be dealt with in accordance with instructions given by the Company from time to time.

8.   Management charge and expenses
     ------------------------------

(1) The Company shall pay to the Manager as remuneration for the provision of its services hereunder a fee payable annually in arrears on 31st December in each year and calculated at the rate of 0.25 per cent per annum (plus value added tax) by reference to the Net Asset Value (calculated on a gross assets basis) as at 30th September, the first such payment, being a pro rata part of the annual fee, to be made on 31st December 1993 in respect of the period from the date of this Agreement to 30th September, 1993. On termination of this Agreement a pro rata fee shall be payable for any part of the year to 30th September for which this Agreement is in force, payable on the 31st December next following termination.

(2) The Company shall bear the expenses of any kind incurred by or on behalf of the Manager in the carrying out of its duties and the provision of services and facilities hereunder, save for telex, telephone and other routine communication charges and the costs of providing normal office accommodation and secretarial and clerical staff for the normal performance of those duties.

(3) The Manager shall also be entitled to additional fees, calculated on a time basis, for services provided in connection with any transactions involving the Company and/or any of its subsidiaries outside the ordinary course of business including in particular any issue of shares, debentures or other securities or any reorganization, redemption, consolidation, sub-division or other alteration of capital or any takeover, acquisition or disposal of or by the Company and/or any of its subsidiaries.

(4) An amount equal to any amount payable to the Manager pursuant to this Clause shall be paid by the Company to the Manager promptly after delivery to the Company by the Manager of an invoice giving reasonable details in respect thereof. Notwithstanding the foregoing, the Manager shall be entitled, without delivery of an invoice as aforesaid, to charge any such amount to the Portfolio subject to notifying the Company in writing of the amount promptly thereafter.

(5) For the purpose of this Clause 8 "Net Asset Value" shall mean the amount of the fixed and current tangible assets of the Company (other than shares in its subsidiaries) and its subsidiaries after deducting therefrom an amount equal to the current liabilities and the borrowings or other indebtedness in the nature of borrowings (except for borrowings repayable after an initial term of more than three years) of the Company and its subsidiaries as reasonably determined by the Manager.

9.   Subsidiaries
     ------------

     If the Company has at any time one or more subsidiaries then, unless otherwise directed by the Board, the Manager shall in addition provide the same services to such subsidiaries as it provides hereunder to the Company.

10.  Freedom to act
     --------------

     The services of the Manager to the Company under this Agreement shall not be exclusive and the Manager shall be free to render similar services to others and nothing in this Agreement shall preclude the Manager from having dealings with or on behalf of the Company either on its own account or on account of its clients or others or make it accountable to the Company in respect of any profit or commission from any such dealings.

11.  Termination
     -----------

(1)  If:

     (a) either party shall commit any substantial or continuing material breach of this Agreement and (where such breach is capable of remedy) fail to remedy such a breach within thirty days of being given written notice of it by the other party; or

     (b) either party shall have a receiver or administrator appointed over the whole or any part of their assets or a resolution is passed or an order made for the winding-up of such party other than as mentioned in sub-clause (2) below, the other party shall be entitled to terminate the appointment under this Agreement forthwith by giving written notice of termination to such party.

(2) On termination of the appointment of the Manager, the Manager shall be entitled to receive all fees and other money accrued due up to the date of such termination but shall not be entitled to compensation in respect of termination (except where such appointment is terminated by the Manager in accordance with sub-clause (1)(a) of this Clause or by the Company in breach of Clause 2) and the Manager shall deliver to the Company or as it shall direct, all books of account, records, registers, correspondence, documents and assets belonging to the Company or any subsidiary in possession of or under the control of the Manager and take all necessary steps to vest in the Company any assets previously held in the name of or to the order of the Manager on behalf of the Company or any subsidiary.

(3) The Manager shall also be entitled to terminate its appointment on giving four months' notice to the Company if either the Board fails to procure that Christopher Mills consults with the Manager in accordance with Clause 3(2) or if the Manager has objected to an investment proposed by Christopher Mills and has given notice to the Board under Clause 3(2), but the Board has approved the proposal.

12.  Confidentiality and records
     ---------------------------

(1) Neither party shall during the continuance of this Agreement or after its termination disclose to any person, firm or company whatsoever (except with the authority of the other party or unless ordered to do so by The Stock Exchange, the Panel on Takeovers and Mergers or by a regulatory body or court of competent jurisdiction) any information relating to the business, Portfolio, finances or other matters of a confidential nature of the other party of which it may in the course of its duties under this Agreement or otherwise become possessed and each party shall use all reasonable endeavors to prevent any such disclosure.

(2) All books, statistical records, accounts, contract notes, correspondence and other documents relating to the business and affairs of the Company shall be the exclusive property of the Company and the Manager shall when reasonably requested produce the same to the Company or its employees, agents or auditors together with any information within the knowledge of the Manager in relation thereto.

13.  Reports and valuations
     ----------------------

(1) The Manager shall provide the Company with regular monthly statements and valuations in respect of the Portfolio as at dates selected by the Company provided that the Company shall supply valuations to the Manager in respect of unlisted investments (not being Relevant Investments). The valuations provided by the Manager shall be in accordance with procedures and on a basis reviewed by the Company's auditors and as required by law or the regulations of The Stock Exchange. The reference currency will be pounds sterling for such documents.

(2) Statements of the contents for the Portfolio prepared in accordance with the IMRO Rules will be provided on a quarterly basis in respect of quarterly periods of account.

14.  Notices
     -------

     Any notice to be given under this Agreement may be served personally or by post at the registered office of the party to be served and in the case of service of first class post shall be deemed duly served twenty-four hours after posting and proof of posting shall be proof of delivery.

15.  Liability and Indemnity
     -----------------------

(1) Subject to the terms of this Agreement, the Manager shall be under no liability to the Company for any loss, costs or damages which may arise in connection with the conduct of its duties hereunder or the custody of the Investments or for any depreciation in the value of any Investments or their safe custody unless due to wilful default or negligence on its part.

(2) The Company shall indemnify the Manager and keep it indemnified against any costs, claims, demands or proceedings made by any person and in any way arising from its appointment hereunder unless due to wilful default or negligence on its part. The Manager agrees promptly to inform the Company in writing of any event which comes to its notice as a result of which the Company might become liable to indemnify the Manager under this Clause.

16.  Assignment
     ----------

     Neither party hereto shall be entitled to assign or otherwise part with any interest in this Agreement unless the prior written consent of the other has been obtained except that, if either party transfers the whole or a substantial part of its undertaking and property to another company as part of a reconstruction or amalgamation, that party may by written notice to the other transfer all its rights and obligations under this Agreement to that other company.

17.  Governing law
     -------------

     This Agreement is governed by and shall be construed in accordance with the laws of England to the jurisdiction of whose Courts the parties irrevocably submit.

IN WITNESS of which each of the parties has executed this Agreement on the date first mentioned on page 1.

SIGNED by  J.J. Nelson           )
                                 )  /s/ James J. Nelson
on behalf of                     )
LEVERAGED OPPORTUNITY TRUST PLC  )
in the presence of:              )




SIGNED by R.C.O. Hellyer         )
                                 )  /s/ R.C.O. Hellyer
on behalf of                     )
J O HAMBRO & PARTNERS LIMITED    )
in the presence of:              )

                               POWER OF ATTORNEY

                               POWER OF ATTORNEY
                               -----------------

This general Power of Attorney is made this ninth day of July 1997 by Christopher Harwood Bernard Mills.

I hereby appoint Claudia Margaret Cecil Perkins of 10 Park Place, London SW1A 1LP to be my attorney whereby she is empowered to sign on my behalf all documents required for the proper conduct of the businesses of J O Hambro & Partners Limited, North Atlantic Smaller Companies Investment Trust Plc and its subsidiaries, American Opportunity Trust PLC and its subsidiaries, Growth Financial Services Limited and Eveswise Ltd Retirement & Death Scheme. This Power shall include but not be limited to authorising all statutory, regulatory and other legal submissions which may be required to be made by any of the above companies.

IN WITNESS WHEREOF I have hereunto set my hand and seal the day and year first above written:



Signed, Sealed and Delivered        )
By the above named                  )   /s/ Christopher Harwood Bernard Mills
CHRISTOPHER HARWOOD BERNARD MILLS   )
in the presence of:                 )

                                    Maureen O'Hara
                                    10 Park Place
                                    London
                                    SW1A 1LP

                            JOINT FILING AGREEMENT

                            JOINT FILING AGREEMENT

The undersigned hereby agree to the Statement on Schedule 13D dated April 4, 2000 with respect to the shares of common stock, without par value, of Lesco, Inc. and any further amendments thereto executed by each or any of us shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.


Date: April 3, 2000                J O HAMBRO CAPITAL MANAGEMENT
                                   (HOLDINGS) LIMITED


                                   By: /s/ R.G. Barrett
                                      -------------------------------------
                                      Name:  R.G. Barrett
                                      Title: Director


Date:  April 3, 2000               J O HAMBRO CAPITAL MANAGEMENT
                                   LIMITED


                                   By: /s/ R.G. Barrett
                                      -------------------------------------
                                      Name:  R. G. Barrett
                                      Title: Director


Date:  April 3, 2000               AMERICAN OPPORTUNITY TRUST PLC

                                   By: J O Hambro Capital Management Limited
                                             Its investment advisor


                                   By: /s/ R.G. Barrett
                                      -------------------------------------
                                      Name:  R. G. Barrett
                                      Title: Director


Date:  April 3, 2000               CHRISTOPHER MILLS


                                   By: /s/ C.H.B. Mills
                                      -------------------------------------
                                      C.H.B. Mills

Date:  April 3, 2000               THE TRIDENT NORTH ATLANTIC FUND

                                   By: J O Hambro Capital Management Limited,
                                            Its investment advisor


                                   By: /s/ R.G. Barrett
                                      -----------------------------------
                                      Name:  R. G. Barrett
                                      Title: Director


Date:  April 3, 2000               GROWTH FINANCIAL SERVICES
                                   LIMITED


                                   By: /s/ C.H.B. Mills
                                      -----------------------------------
                                      Name:  C.H.B. Mills
                                      Title: Director


Date:  April 3, 2000               NORTH ATLANTIC SMALLER COMPANIES
                                   INVESTMENT TRUST plc

                                   By: J O Hambro Capital Management Limited,
                                            Its investment advisor


                                   By: /s/ R.G. Barrett
                                      -----------------------------------
                                      Name:  R. G. Barrett
                                      Title: Director

Date:  April 3, 2000               ORYX INTERNATIONAL GROWTH FUND
                                   LIMITED

                                   By: J O Hambro Capital Management Limited,
                                            Its investment advisor


                                   By: /s/ R.G. Barrett
                                      --------------------------------------
                                      Name:  R. G. Barrett
                                      Title: Director

Date:  April 3, 2000               CONSULTA (Channel Islands) LIMITED


                                   By: /s/ Barry Carroll
                                      --------------------------------------
                                      Name:  Barry Carroll
                                      Title: Director


Date:  April 3, 2000               PREMIER NORTH ATLANTIC

                                   By: J O Hambro Capital Management Limited,
                                            Its investment advisor


                                   By: /s/ R.G. Barrett
                                      --------------------------------------
                                      Name:  R. G. Barrett
                                      Title: Director